Mail Stop 4561

July 23, 2009

Gregory Galanis, President
Sweet Spot Games, Inc.
2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429

Re: **Amendment No. 5 to Registration Statement on Form S-1
Filed on July 2, 2009
File No. 333-157281**

Dear Mr. Galanis:

We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. Unless otherwise noted, where prior comments are referred to they
refer to our letter dated June 22, 2009.

Principal Shareholders

Principal Shareholders

1. We note that Bruce R. Maxim is listed as a director in your section on Directors,
Executive Officers, Promoters, and Control Persons, yet the shares beneficially
owned by him are not disclosed in your Principal Shareholders section.
Moreover, Gerald W. Mills is listed as your Chief Financial Officer, a named
executive officer under Item 402(a)(3) of Regulation S-K, however, the shares
beneficially owned by him are also not disclosed in your Principal Shareholders
section. Please revise accordingly, and also provide the shares beneficially owned
by your directors and executive officers as a group. See Item 403(b) of
Regulation S-K.

Executive Compensation

Summary Compensation Table

2. You state that no compensation was awarded to or paid to any executive officer in
fiscal 2008, 2007, or 2006, but your summary compensation table includes
100,000 as paid to Elizabeth Garcia in 2008 under the column "Awards." There

is a footnote reference (2) affixed to this column, although no footnote 2 is provided explaining this compensation. However, you have disclosed under related party disclosures that you issued 100,000 shares to Ms. Garcia in exchange for her agreement to serve as the initial corporate secretary of the company. The disclosure presented in this table must be dollar amounts. Please disclose the dollar figure for this award, and disclose how you have computed this dollar amount. Moreover, an "Awards" column is not provided in either Item 402(c) or Item 402(n) of Regulation S-K. The table should not vary from the tabular format provided in the regulation, as we noted in prior comment 4 to our letter dated April 29, 2009. However, a column may be omitted if no compensation is reportable in that column. See Item 402(a)(5) of Regulation S-K.

Certain Relationships and Related Transactions

3.   You disclose that in June 2009 Mr. Galanis personally sold 2,205,000 shares to Mr. Barkley. Please disclose the material terms of this transaction. We note that in Item 15, you disclose that the consideration provided by Mr. Barkley to Mr. Galanis consisted of the promise to provide future legal services to the Company for its first year of public filings under the Exchange Act of 1934, as well as $1,225 in cash, and the delivery of a 50% interests in an unspecified entity. Please clarify whether there is any arrangement by which Mr. Galanis is to be compensated by the Company for exchanging personal assets for legal services for the Company.

Financial Information

4.   You have disclosed that your fiscal year end is December 31; however, you have only provided financial information as of the interim period ended March 31, 2009. Please provide an audited balance sheet, and statement of income, cash flows, and changes in stockholders equity as of your most recent fiscal year end, December 31, 2008. See Rule 8-02 of Regulation S-X. In addition, please provide interim financial statements in accordance with Rule 8-03 of Regulation S-X.

5.   Please also ensure that your filing complies with Rule 8-08 of Regulation S-X.

Item 17. Undertakings

6.   You have revised to include the undertaking required by Item 512(a)(1) of Regulation S-K, as was provided in earlier amendments but deleted from your last amendment. However, in this amendment you have included the undertaking provided by Item 512(i) of Regulation S-K, which does not appear applicable as you do not appear to be relying on Rule 430A of the Securities Act of 1933. As

noted in prior comment 7 to our letter dated June 2, 2009, please revise to provide the undertaking provided by Item 512 (a)(5)(ii) of Regulation S-K.

7.   Also, please remove the undertaking provided by Item 512(e) of Regulation S-K, as you have not specifically incorporated by reference any part of your latest annual report.

8.   Moreover, you have included an undertaking that is not applicable to Form S-1 and Regulation S-K, the undertaking required by Item 22(c) of Forms S-4. Please delete what is currently your Item 17(c) undertaking.

<u>Signatures</u>

9.   This registration statement is signed by Gerald W. Mills in his capacity as a director. However, based on disclosures under Directors, Executive Officers, Promoters, and Control Persons, Gerald W. Mills is not listed as a director. Rather, the only directors listed are Gregory Galanis and Bruce R. Maxim. Please reconcile the conflicting disclosures, and ensure that your registration statement is signed by a majority of your board. See Instruction 1 to the Instructions as to the Signatures section of Form S-1.

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If you have any questions or concerns, please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3462. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551- 3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via Facsimile (704) 944-4280</u>
Charles Barkley, Esq.